Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2017	2016
Income from continuing operations before income taxes	$2,549	$2,968
Adjustment for companies accounted for by the equity method	(30)	(19)
Less: Capitalized interest	(13)	(12)
Add: Amortization of capitalized interest	13	14
	2,519	2,951
Fixed charges:
Interest and debt expense	183	185
Capitalized interest	13	12
Rental expense representative of interest factor	38	54
	234	251
Total adjusted earnings available for payment of fixed charges	$2,753	$3,202
Number of times fixed charges earned	11.8	12.8